October 11, 2024

Tjin Patrick Soetanto
Chief Executive Officer
NusaTrip Incorporated
28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A
RT.5/RW.4, Karet, Semanggi
Kota Jakarta Selatan
Daerah Khusus Ibukota
Jakarta 12930, Indonesia

        Re: NusaTrip Incorporated
            Amendment No. 4 to Draft Registration Statement on Form S-1 Submitted September 20, 2024
            CIK No. 0002006468
Dear Tjin Patrick Soetanto:

        We have reviewed your amended registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 20, 2024 letter.

Amendment No. 4 to Draft Registration Statement on Form S-1
Executive Officers and Directors, page 76

1. Ensure that your biographical sketch for Heather Maynard at page 77 is complete and provides the information that Item 401(e)(1) of Regulation S-K requires. For example, disclose her position (executive chairwoman) and affiliation with
       Thoughtful Media, and disclose Thoughtful Media's affiliation with SOPA.
2. Please disclose any other directorships held by each director or director nominee. For example, we note that Vincent Pucci and Michael Freed are directors of Society Pass
       Incorporated. See Item 401(e)(2) of Regulation S-K.
 October 11, 2024
Page 2


Description of Capital Stock, page 83

3. Please reconcile your disclosure that the registrant has 210M shares authorized with the provisions of the articles of incorporation that you filed as exhibit 3.1. The
       articles in the fourth clause on page 11 indicate that you have 100M common shares and 10M preferred shares authorized. If the articles have been amended, also file the amendments as exhibits. See the first two sentences of Item 601(b)(3)(i) of
       Regulation S-K.
Exhibits

4. We note the form of employment agreement you filed as exhibit 10.1. Once you execute agreements with any of your executive officers, file such agreements and
       describe the material terms of each such agreement in the prospectus. See Item
       601(b)(10)(ii)(A) of Regulation S-K.
5. Expand your discussion of executive compensation at page 80 to describe the principal terms of the clawback policy you filed as exhibit 99.5 with the current filing.
General

6. We note your response to comment 1. In your response letter, you state that the the
       Company respectfully submits that "Society Pass Inc. (   SOPA   ) has
given majority
       voting power to Ms. Maynard due to her position as the Chairwoman of the Board and
       represents SOPA   s interests." However, we note that Heather Maynard
does not
       appear to be an officer or director or appear to have any disclosed affiliation with
       SOPA from its public filings. Accordingly, please revise your disclosure to discuss how Ms. Maynard represents SOPA's interests, and any agreements or understanding to that effect. Disclose any related conflict of interest. Additionally, while you have not disclosed the date or consideration Ms. Maynard has paid for a controlling interest, with such matters left blank on page 6, if such consideration will not reflect the value of receiving a controlling interest, please clarify your disclosure as to why
       SOPA and its controlling shareholder Dennis Nguyen have opted to give a controlling interest in NusaTrip to Ms. Maynard.


       Please contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 if
you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg at 202-551-3707 or Kevin Dougherty at 202-
551-3271 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Ted Paraskevas, Esq., of Loeb & Loeb LLP